1934 Act Registration No. 1- 30702

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2017

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

News Release

Contact:	Eva Chen, VP of Finance Div.
Siliconware Precision Industries Co., Ltd.	SPILIR@spil.com.tw
No. 123, Sec. 3, Da Fong Rd., Tantzu,	+886-4-25341525#1536
Taichung, Taiwan 42749	Byron Chiang, Spokesperson
www.spil.com.tw	Spokesperson@spil.com.tw
+886-3-5795678#3676

SPIL Board of Directors unanimously re-elects Mr. Bough Lin as Chairman

Issued by: Siliconware Precision Industries Co., Ltd.

Issued on: July 06, 2017

Taichung, Taiwan, July 06, 2017 — Siliconware Precision Industries Co., Ltd. (“SPIL” or “the Company”)(Taiwan Stock Exchange:2325.TT, NASDAQ:SPIL) today held a meeting of Board of Directors, and major conclusions are as follows:

1.    SPIL Board of Directors unanimously re-elects Mr. Bough Lin as Chairman.

2.    SPIL Board of Directors resolves to appoint members of third-term Compensation Committee.

Name and resume list as below.

Mr. John Hsuan : Independent Director of SPIL - Vice Chairman of United Microelectronics Corporation (UMC) - Chairman of Meridigen Biotech Co., Ltd.

Mr. William W. Sheng : Independent Director of SPIL - Professor of Department of Public Finance and Taxation of National Taichung of Science and Technology

Mr. Tsai-Ding Lin : Independent Director of SPIL - Professor of Department of International Business, Tunghai University

3.    SPIL Board of Directors announces cash dividend record date:

Taiwan Common Shares:

Ex-dividend Date: August 02, 2017;

Record Date: August 08, 2017;

Book closure Period: August 04 to August 08, 2017.

American Depositary Shares:

Ex-dividend Date: August 02, 2017;

Record Date: August 04, 2017.

For ADR inquiries, please contact JP Morgan Depositary Services.

Toll Free: 1-800-990-1135

Outside USA: 1-651-453-2128

Email: adr@jpmorgan.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: July 06, 2017	By:	/s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer